----------------------------
                          EPSTEIN BECKER & GREEN, P.C.
                          ----------------------------
                                ATTORNEYS AT LAW
                      150 NORTH MICHIGAN AVENUE, 35TH FLOOR
                          CHICAGO, ILLINOIS 60601-7553
                                  312.499.1400
                                FAX: 312.845.1998
                                   EBGLAW.COM

STEPHEN R. DRAKE
TEL: 312.499.1423
FAX: 312.845.1998
SDRAKE@EBGLAW.COM


                                 August 6, 2007



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

         Re:   Z Trim Holdings, Inc.
               Withdrawal of Registration Statement on Form S-3/A
               File No. 333-144970
               --------------------------------------------------

Dear Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, we respectfully request on behalf of the registrant, Z Trim Holdings, Inc., withdrawal of the Registration Statement on Form S-3/A, File No. 333-144970 (the "Registration Statement"), filed by the registrant under the Securities Act. The Registration Statement is being withdrawn because it was filed erroneously as an amendment to the incorrect registration statement. Please be advised that no securities have been sold pursuant to the Registration Statement.

                                   Very truly yours,

                                   /s/ Stephen R. Drake
                                   ----------------------------
                                   Stephen R. Drake


cc:      Greg Halpern



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